Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global
StocksPLUS(r) & Income Fund and PIMCO Dynamic Income
Fund held their annual meetings of shareholders on June 30, 2015. Shareholders voted as indicated below.

PIMCO Strategic Income Fund, Inc.

Election of Craig A. Dawson Class III to serve until the annual meeting for the 2018 2019 fiscal year
              Withheld
Affirmative   Authority
34,479,915    1,589,182
Re election of Deborah A. DeCotis Class III to serve until the annual Meeting for the 2018 2019 fiscal year
34,532,595    1,536,503
Re election of Alan Rappaport-Class III to serve until the
annual Meeting for the 2018 2019 fiscal year
34,441,637    1,627,460

The other members of the Board of Directors at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K.
Gallagher, William B. Ogden, IV,James A. Jacobson and John C.
Maney continued to serve as Directors of the Fund.
Interested Director